By Email:	sellarse@sec.gov
CFConsumerProducts@sec.gov

May 8, 2019

Lisa Sellars

Staff Accountant

Division of Corporation Finance

Office of Consumer Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-2557

Re:	Digital Brand Media & Marketing Group, Inc. Amendment No. 1 to Form 10-K for the fiscal year ended August 31, 2018 File No. 000/52838

Dear Ms. Sellars:

This letter is in further response to the Comment Letter of April 30, 2019, which followed Digital Brand Media & Marketing Group’s Amendment No. 1 filed on April 23, 2019. The Amendment responded to the April 9, 2019 Comments Letter regarding Item 9A Controls and Procedures on page 22.

In its original filing, Digital Brand included language that it felt provided context to the reader concerning external conditions. The Division objected to the inclusion of that “qualifying language, suggesting the disclosure failed “to clearly conclude if disclosure procedures were effective.”

I note, first, that the “qualifying language” related not to the efficacy of our controls but to a loss of growth financing. The Management assessment, however, was that despite the external situation outside the control of the Company, our internal controls and procedures were effective. The Company’s determination was based on a review of the Company’s personnel and processes relating to record keeping, financial review and auditing, and review and filing of periodic reports. Further, the Company in 2017 retained new independent auditors and since then have conferred with both our accounting consultant and our independent auditors regarding the

Lisa Sellars Securities and Exchange Commission May 8, 2019 Page 2

effectiveness of our controls and procedures. Discussions with and guidance from those professionals have confirmed the effectiveness of our controls.

In summary, after review of the initial filing and the amended filing, Management believes it has effective disclosure controls and procedures designed to ensure that information required to be disclosed by us in the reports that we submit under the Exchange Act are processed, summarized and reported within the time period specified by the Commission’s rules and forms. While there were, in the past, a number of filings which were submitted untimely, those delays resulted not from issues with controls but because of limited financial resources. Form 10-K for 2018, however, was submitted on the requisite due date.

Linda Perry

Executive Director

Principal Executive Officer

Principal Financial Officer

Direct: 646 696 8015

747 Third Avenue, 2nd Floor  •  New York, NY 10017  •  (646) 722-2706